Exhibit (a)(14)

Citrix Election Confirmation Statement

Date [  ]/[  ]/2007 [            ] PST

Dear [            ]

Your Election has been recorded as follows:

Grant Date	Option Number	Original Price Per Share	Number of Shares Subject to Tender Offer (“Eligible Options”)	New Exercise Price	Cash Amount Payable in January 2008	Amend Entire Eligible Portion?

Thank you. We strongly encourage you to print this page and keep it for your records.

Your Eligible Options will be amended on October 9, 2007 (unless Citrix extends the Tender Offer). Please be aware that your account with E*Trade may take one to two business days to reflect the amendment to your options.